Illumina, Inc.
9885 Towne Centre Drive
San Diego, CA
92121-1975
tel 858.202.4500
fax 858.202.4545
June 11, 2010
Mr. Jay Mumford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Illumina, Inc. Form 10-K for the Fiscal Year Ended January 3, 2010 Filed February 26, 2010 File No. 000-30361
Dear Mr. Mumford:
Illumina, Inc. (“Illumina,” “us,” “we,” or “our”) is responding to the written comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated May 28, 2010. For the Staff’s convenience, we have set forth below in bolded text the Staff’s comments, followed by our response.
Item 11, Executive Compensation, page 50
1.	We refer to your disclosure under the caption “Long-Term Equity Compensation” on page 27 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the stock option grants and restricted stock unit grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations and restricted stock unit grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.
Response: We note the Staff’s comment and advise the Staff that in future filings, as applicable, we will provide additional disclosure and substantive analysis with respect to the

Compensation Committee’s determination of the actual number of shares underlying the stock options that were awarded to our named executive officers and how and why those awards varied among the named executive officers.
Item 13, Certain Relationships and Related Transactions, and Director Independence, page 51
2.	We refer to your disclosure under the caption “Certain Relationships and Related Party Transactions” on page 38 of the proxy statement that you have incorporated by reference into your Form 10-K. In your future filings, please ensure your disclosure of related party transactions includes all the details of the transaction as required by Item 404(a) of Regulation S-K. For example, your future filings should disclose the amounts involved in the license agreement with Tufts University and you should tell us in your response those amounts.
Response: We note the Staff’s comment and advise the Staff that in future filings our disclosure of related party transactions, if any, will include all the details of the transaction as required by Item 404(a) of Regulation S-K. In addition, we supplementally advise the Staff that the portion of royalties received from us that Tufts University shared with Dr. Walt during 2009 was approximately $688,000. As disclosed in our proxy statement, Tufts University solely controls the portion of royalty payments that it shares with Dr. Walt arising from royalty payments that we make to Tufts under our patent license agreement.
Definitive Proxy Statement on Schedule 14A filed March 26, 2010
Board’s Role in Risk Oversight, page 12
3.	We note your disclosure in response to Item 402(s) of Regulation S-K on page 13. Please describe the process you undertook to reach the conclusion that the risks arising from your compensation policies and practices for your employees are not reasonably likely to have a material adverse effect on Illumina.
Response: During the first quarter of 2010, our management conducted an assessment of the risks associated with our compensation policies and practices. This process included consulting with senior human resources officers, internal and external legal counsel, and members of the Compensation Committee in order to:
•	identify and review our compensation programs, including any that relate to a specific business or employee group or that differ materially in structure from our baseline compensation structure;

•	identify and evaluate program elements, if any, that could potentially encourage excessive risk-taking incentives, particularly over the short term; and

•	identify and evaluate mitigating factors; supervisory review, control, and oversight; and other program elements that reduce risks arising from our compensation policies and practices.

Based on the assessment described above, we concluded, and reviewed with the Board of Directors our conclusion, that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on Illumina.
* * *
In response to the Staff’s request, we hereby acknowledge as follows:
•	Illumina is responsible for the adequacy and accuracy of the disclosure in the filings noted above;

•	comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings noted above; and

•	Illumina may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If the Staff has any questions regarding this letter, please do not hesitate to call me at (858) 882-6813.
Sincerely,

/s/ Scott M. Davies
Scott M. Davies
Senior Securities & Corporate Transactions Counsel Illumina, Inc.